Fundrise SFR JV 1, LLC

Delaware	86-1351302
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Consolidated Financial Statements and Supplemental Schedules
As of and for the Year Ended December 31, 2023

For questions contact:
Telephone: (202) 584-0550
Email: investments@fundrise.com

11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036
(202) 584-0550

Index to THE CONSOLIDATED Financial Statements of

Fundrise SFR JV 1, LLC

Independent Auditors’ Report	3 – 4

Consolidated Balance Sheets	5

Consolidated Statements of Operations	6

Consolidated Statements of Members’ Equity	7

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	9 – 22

Supplemental Schedules – Consolidating Balance Sheets and Statements of Operations	23 – 24

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Independent Auditors’ Report

To the Members Fundrise SFR JV 1, LLC:

Opinion
We have audited the consolidated financial statements of Fundrise SFR JV 1, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

●

Exercise professional judgment and maintain professional skepticism throughout the audit.
●

Identify
and
assess
the
risks
of
material
misstatement
of
the
consolidated
financial
statements,
whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
●

Obtain
an
understanding
of
internal
control
relevant
to
the
audit
in
order
to
design
audit
procedures
that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●

Evaluate
the
appropriateness
of
accounting
policies
used
and
the
reasonableness
of
significant accounting
estimates
made
by
management,
as
well
as
evaluate
the
overall
presentation
of
the consolidated financial
statements.
●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information
Management is responsible for the other information attached to the consolidated financial statements. The other information comprises balance sheets as of December 31, 2023 for each of the Company’s subsidiaries and related statements of operations for the year then ended, but does not include the consolidated financial statements and our auditors’ report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

McLean, Virginia February 23, 2024

Fundrise SFR JV 1, LLC
Consolidated Balance Sheets
(Amounts in thousands)

	As of December 31, 2023	As of December 31, 2022
ASSETS
Cash	$13,754	$22,828
Restricted cash	33,358	25,089
Other assets, net	13,457	12,063
Deposits	7,766	45,722
Derivative financial instruments	11,256	3,339
Investments in real estate held for sale	225	-
Investments in real estate held for improvement	-	23,215
Investments in rental real estate properties, net	1,291,666	1,238,075
Total Assets	$1,371,482	$1,370,331

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$25,565	$20,793
Due to related parties	5,992	1,308
Rental security deposits and other liabilities	5,452	7,467
Notes payable	-	7,818
Mortgages payable, net	90,589	163,161
Credit facilities	695,091	430,469
Total Liabilities	822,689	631,016

Total Members’ Equity	548,793	739,315
Total Liabilities and Members’ Equity	$1,371,482	$1,370,331

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Consolidated Statements of Operations
(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue
Rental revenue	$86,335	$53,611
Other revenue	11,729	6,579
Total Revenue	98,064	60,190

Expenses
Property operations and maintenance	51,551	32,164
Depreciation and amortization	45,317	33,316
Asset management and other fees	7,887	5,780
General and administrative expenses	5,388	3,647
Total Expenses	110,143	74,907

Other Income (Expense)
Interest expense	(42,355)	(22,170)
Increase (decrease) in fair value of derivative financial instruments	(10,217)	3,190
Loss on extinguishment of debt	(1,277)	-
Gain on sale of real estate, net	562	-
Income tax benefit	14	-
Total Other Income (Expense)	(53,273)	(18,980)

Net Loss	$(65,352)	$(33,697)

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Consolidated Statements of Members’ Equity
(Amounts in thousands)

	Operating Member	Investor Member	Total Members’ Equity
December 31, 2021	$24,581	$221,237	$245,818
Contributions	57,700	519,300	577,000
Distributions	(4,981)	(44,825)	(49,806)
Net loss	(3,370)	(30,327)	(33,697)
December 31, 2022	$73,930	$665,385	$739,315
Contributions	4,400	39,600	44,000
Distributions	(16,917)	(152,253)	(169,170)
Net loss	(6,535)	(58,817)	(65,352)
December 31, 2023	$54,878	$493,915	$548,793

 The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
OPERATING ACTIVITIES:
Net loss	$(65,352)	$(33,697)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	45,317	33,316
Amortization of deferred financing costs	5,641	3,149
Bad debt expense	1,433	1,777
( Increase) decrease in fair value of derivative financial instruments	10,217	(3,190)
Gain on sale of real estate, net	(562)	-
Changes in assets and liabilities:
Net increase in other assets	(2,194)	(6,687)
Net increase in accounts payable and accrued expenses	1,795	5,715
Net increase in due to related parties	2,845	924
Net increase (decrease) in rental security deposits and other liabilities	(2,013)	4,654
Net cash (used in) provided by operating activities	(2,873)	5,961
INVESTING ACTIVITIES:
Acquisition of rental real estate properties	(61,025)	(772,265)
Capital expenditures related to rental real estate properties	(6,800)	-
Capital expenditures related to real estate held for improvement	(1,458)	(2,600)
Issuance of deposits	(412)	(70,157)
Release of deposits	30,299	13,062
Proceeds from sale of rental real estate properties	5,857	-
Net cash used in investing activities	(33,539)	(831,960)
FINANCING ACTIVITIES:
Net proceeds from advances on credit facilities	264,622	203,290
Repayment of credit facilities	-	(52,021)
Proceeds from mortgages payable	-	164,625
Repayment of mortgages payable	(73,800)	-
Proceeds from notes payable	-	12,480
Repayment of notes payable	(7,575)	(4,905)
Purchase of derivative financial instruments	(16,294)	-
Payment of deferred financing costs	(6,176)	(7,325)
Capital contributions from Members	44,000	577,000
Distributions paid to Members	(169,170)	(50,506)
Net cash provided by financing activities	35,607	842,638

Net increase (decrease) in cash and restricted cash	(805)	16,639
Cash and restricted cash, beginning of period	47,917	31,278
Cash and restricted cash, end of period	$47,112	$47,917

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$34,787	$17,184

SUPPLEMENTAL NON-CASH ACTIVITIES:
Real estate investments placed in-service	$24,673	$32,351
Real estate investments transferred to held-for-sale	$225	$-
Change in accrued capital expenditures related to real estate investments	$(5,993)	$(851)
Change in accrual for deferred financing costs	$2,678	$-
Change in due to related parties for derivative financial instruments and deferred financing costs	$5,094	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise SFR JV 1, LLC was formed on January 4, 2021, as a Delaware limited liability company and is governed by a limited liability company agreement (the “Operating Agreement”). The “Company”, “we”, “us”, and “our” collectively refer to Fundrise SFR JV 1, LLC and its consolidated subsidiaries except where the context otherwise requires. The Company is owned 10% by Fundrise Growth eREIT VII, LLC (the “Operating Member”) and 90% by Fundrise Real Estate Interval Fund, LLC (the “Investor Member”) (collectively referred to as the “Members”). The Operating Member serves as the manager of the Company and has responsibility for day-to-day management and operations in accordance with the approved plans and budgets.

Our Members are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”).

The Company was organized primarily to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company substantially commenced operations on January 25, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”)
. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810,
Consolidation
, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. There were no VIEs as of and for the years ended December 31, 2023 and 2022.

All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and other escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be forfeited or returned to us. The Company may pay a deposit for a property that is ultimately acquired by another fund affiliated with the Manager of our Members. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

During the years ended December 31, 2023 and 2022, the Operating Member issued approximately $0 and $2.4 million, respectively, of new deposits on the Company’s behalf and the Operating Member was reimbursed approximately $950,000 and $13.4 million, respectively, for previously paid deposits. As of December 31, 2023 and 2022, approximately $0 and $950,000, respectively, in deposits were payable to the Operating Member.

During the years ended December 31, 2023 and 2022, the Company issued approximately $0 and $25.6 million, respectively, of new deposits on behalf of other related parties and we were reimbursed approximately $23.0 million and $0, respectively, for previously paid deposits. As of December 31, 2023 and 2022, approximately $4.7 million and $27.7 million, respectively, in deposits were receivable from other related parties.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, single family homes, townhomes or condominiums, or multifamily properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. In-place lease assets have been reflected within “Other assets, net” in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities or the month immediately following the placed in-service date. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 years
Site improvements	20 years
Furniture and fixtures	9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value.
For the years ended December 31, 2023 and 2022
, we recognized impairment losses of approximately $26,000 and $0, respectively, which are recorded net of “Gain on sale of real estate, net” within the consolidated statements of operations.

Investments in Real Estate Held for Sale

We intend to hold our properties for long-term investment, but may occasionally dispose of properties that no longer meet our long-term strategy or where market conditions for sale are favorable. The proceeds from the sales may be reinvested into other properties, used to fund development or other operating needs, or distributed to our Members.

The Company classifies investments in real estate properties as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the asset; (2) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (4) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset beyond one year; (5) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We measure an investment in real estate that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized until the date of sale. Upon determining that an asset meets the criteria to be classified as held for sale, the Company ceases depreciation and reports the asset separately within "Investments in real estate held for sale" in our consolidated balance sheets.

Deferred Financing Costs

                Deferred financing costs are loan fees, capital markets fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the revolving credit facilities and the associated accumulated amortization are recorded within “Other assets, net” on the accompanying consolidated balance sheets. Deferred financing costs related to mortgages payable and the associated accumulated amortization are recorded within “Mortgages payable, net” on the accompanying consolidated balance sheets.

Income Taxes

The Company
is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the Members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. The Company assessed all of the tax positions it intends to take, both routine and those with a greater level of uncertainty, and determined that no unrecognized tax benefits are required to be recorded. There were no investments during the years ended December 31, 2023 and 2022, that contained any uncertain tax positions that warrant further discussion herein.

The Company files various federal, state, and local tax returns within the United States. No returns are currently under examination; however, the statute of limitations of the Company’s federal tax returns generally remains open three years after the date of filing (state and local tax returns may remain open for an additional year depending upon the jurisdiction).

The Company has two taxable real estate investment trust (“REIT”) subsidiaries (“TRS”). Fundrise SFR TRS 1, LLC (“SFR TRS 1”) and Fundrise SFR Portfolio TRS, LLC (“SFR Portfolio TRS”) were formed with an effective date of October 9, 2021 and July 14, 2023, respectively. We had made no provision for U.S. federal income tax purposes prior to the formation of our TRSs. As a result of these formations, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions.

For SFR TRS 1, approximately $57,000 and $0 of federal income tax benefit was recognized for the years ended December 31, 2023 and 2022, respectively, which is reflected as “Income tax benefit” in the consolidated statements of operations. As of December 31, 2023 and 2022, gross deferred tax assets for SFR TRS 1 totaled approximately $57,000 and $0, respectively, and were included in “Other assets, net” on the consolidated balance sheets.

For SFR Portfolio TRS, approximately $43,000 and $0 of federal income tax expense was incurred for the years ended December 31, 2023 and 2022, respectively, which is reflected net of “Income tax benefit” in the consolidated statements of operations. As of December 31, 2023 and 2022, federal income taxes payable of approximately $43,000 and $0, respectively, were included in “Accounts payable and accrued expenses” on the consolidated balance sheets.

Revenue Recognition

Rental and other property revenues are recorded when due from tenants and recognized monthly as earned. Other property revenue consists primarily of administrative, application, and other transactional fees charged to tenants. Advance receipts of rental revenue are deferred until earned and presented as “Rental security deposits and other liabilities” on the consolidated balance sheets. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Leases entered into for the rental of a single-family unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2022, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial
statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial
statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In December 2023, the FASB issued Accounting Standards Update 2023-06 (“ASU 2023-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

3.	Investments in Real Estate

Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of December 31, 2023	As of December 31, 2022
Land	$192,722	$174,650
Building and building improvements	1,045,729	980,143
Site improvements	90,946	83,299
Furniture, fixtures, and equipment	35,334	32,218
Construction in progress	340	-
Total gross investment in rental real estate properties	$1,365,071	$1,270,310
Less: Accumulated depreciation	(73,405)	(32,235)
Total investment in rental real estate properties, net	$1,291,666	$1,238,075

As of December 31, 2023 and 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $32.5 million and $24.4 million, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $13.4 million and $12.5 million, respectively.

For the years ended December 31, 2023 and 2022, the Company recognized approximately $41.5 million and $27.9 million, respectively, of depreciation expense on rental real estate properties.

Acquisitions

During the years ended December 31, 2023 and 2022, the Company acquired 235 and 2,377 rental real estate properties, respectively. The following table summarizes the asset acquisition allocation for our investments in rental real estate properties (amounts in thousands):

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Land	$18,827	$110,911
Building and building improvements	68,882	652,097
Site improvements	6,791	52,387
Furniture, fixtures, and equipment	1,845	20,199
In-place leases	-	2,839
Total acquisition cost(1)	$96,345	$838,433

(1)
The difference in the total acquisition cost of $96.3 million for the year ended December 31, 2023 and the cash paid for acquisitions of $61.0 million per the consolidated statements of cash flows is due to the transfer of approximately $24.7 million in development costs from work in progress to in-service and approximately $10.6 of deposits and other credits received at closing.

The difference in the total acquisition cost of $838.4 million for the year ended December 31, 2022 and the cash paid for acquisitions of $772.3 million per the consolidated statements of cash flows is due to the transfer of approximately $32.4 million in development costs from work in progress to in-service and approximately $33.8 of deposits and other credits received at closing.

Dispositions

During the year ended December 31, 2023, the Company sold 21 rental real estate properties for an aggregate gain of approximately $588,000. We did not sell any properties in 2022. The dispositions in 2023 do not represent a significant shift in business strategy and did not have a major effect on our financial results; accordingly, we have not reported this activity as discontinued operations.

Real Estate Held for Sale

As of December 31, 2023, the Company had one investment in rental real estate properties that met the criteria to be classified as held for sale
(see
Note 2
).
No such properties met the criteria as of December 31, 2022.

The following table presents
information related to the major classes of assets and liabilities that were classified as held for sale in our consolidated balance sheets (amounts in thousands):

	As of December 31, 2023	As of December 31, 2022
Land	$55	$-
Building and building improvements	154	-
Site improvements	10	-
Furniture, fixtures, and equipment	6	-
Total investments in real estate held for sale	$225	$-

Real Estate Held for Improvement

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2023	As of December 31, 2022
Land and land improvements	$-	$14,820
Building and building improvements	-	5,609
Work in progress	-	2,786
Total investment in real estate held for improvement	$-	$23,215

As of December 31, 2023 and 2022, real estate held for improvement included capitalized transaction costs of approximately $0 and $2.4 million, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $142,000, respectively.

During the years ended December 31, 2023 and 2022, the Company reclassified approximately $24.7 million and $32.4 million, respectively, of assets from “Investment in real estate held for improvement” to “Investment in rental real estate properties, net”.

4.	Other Assets

The balance in other assets, net consists of the following (dollar amounts in thousands)
:

	As of December 31, 2023	As of December 31, 2022
Deferred financing costs, net	$7,781	$6,025
Other receivables	2,255	749
Tenant receivables, net	1,727	1,136
Deferred leasing costs, net	1,269	1,714
Prepaid expenses	368	1,447
Deferred tax asset	57	-
In-place lease asset, net	-	992
Total other assets, net	$13,457	$12,063

For the years ended December 31, 2023 and 2022, amortization expense on deferred financing costs was approximately
$4.4 million and
$
2.1 million
, respectively, and is included within “Interest expense” in the consolidated statements of operations.

For the years ended December 31, 2023 and 2022, the Company recognized approximately
$992,000 and
$
3.0 million
, respectively, of amortization expense on in-place lease assets and approximately
$2.8 million and
$
2.5 million
, respectively, of amortization expense on deferred leasing costs. Both amounts are included within “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2023 and 2022, tenant receivables were recorded net of an allowance for credit losses of approximately
$416,000 and
$
1.0 million
, respectively. For the years ended December 31, 2023 and 2022, the Company recorded approximately
$1.4 million and
$
1.8 million
, respectively, in bad debt expense which is included within “Rental revenue” in the consolidated statements of operations.

5.	Credit Facilities

On May 13, 2021, Fundrise SFR Portfolio, LLC (the “SFR 1 Borrower”), an indirect subsidiary of the Company, executed an agreement for a revolving credit facility of up to $150 million, secured by real property owned by the Borrower’s subsidiaries (the “GS Credit Facility”). The GS Credit Facility was amended on October 12, 2021 to increase the commitment amount to $225 million, on November 12, 2021 to increase the commitment amount to $300 million, and on December 20, 2022 to increase the commitment amount to $400 million. The GS Credit Facility was further amended on March 23, 2022 to revise the benchmark interest rate definition due to the relegation of LIBOR and the transition to the Secured Overnight Financing Rate (“SOFR”). Through December 13, 2023, the GS Credit Facility bore interest at the greater of 0.25% or SOFR, plus (i) 2.60% with respect to the portion of the outstanding principal amount up to $150 million, (ii) 2.35% with respect to the portion of the outstanding principal amount in excess of $150 million but less than $300 million, and (iii) 2.95% with respect to the portion of the outstanding principal amount in excess of $300 million.

Effective December 13, 2023, the GS Credit Facility was extended for an additional two-year term with a new maturity date of December 13, 2025. The extended GS Credit Facility continues to call for interest-only payments at a new rate of SOFR plus 2.70–3.00%, with a principal balloon payment at maturity. For the years ended December 31, 2023 and 2022, the SFR 1 Borrower incurred interest expense on the outstanding principal of approximately
$15.9 million and
$
12.7 million
, respectively. As of December 31, 2023 and 2022, approximately
$2.1 million and
$
1.7 million
, respectively, of interest was payable on the GS Credit Facility, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

On June 16, 2022, Fundrise SFR Portfolio 3, LLC (the “SFR 3 Borrower”), an indirect subsidiary of the Company, executed an agreement for a delayed draw term loan of up to $240 million, secured by real property owned by the Borrower’s subsidiaries (the “ML Credit Facility”). The ML Credit Facility bears interest at a fixed rate of 4.10%. The ML Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The ML Credit Facility matures on June 16, 2027. For the years ended December 31, 2023 and 2022, SFR 3 Borrower incurred interest expense on the outstanding principal of approximately
$8.8 million and
$
1.8 million
, respectively. As of December 31, 2023 and 2022, approximately
$847,000 and
$
451,000
, respectively, of interest was payable on the ML Credit Facility, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

On June 2, 2023, Fundrise SFR JV 2 Portfolio, LLC (the “JV 2 Borrower”), an indirect subsidiary of Fundrise SFR JV 2, LLC, an affiliate of our Members, executed an agreement for a revolving credit facility of up to $770.0 million, secured by real property owned by the JV 2 Borrower’s subsidiaries (the “JPM Credit Facility”). The JPM Credit Facility bears interest at the greater of 1.00% or SOFR + 0.10%, plus a 2.25% margin. The JPM Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The JPM Credit Facility matures on June 2, 2025, with a one-year extension option available upon satisfying certain provisions.

Fundrise SFR Portfolio 4, LLC (the “JV 1 Borrower”), an indirect subsidiary of the Company, and Fundrise SFR Dev Portfolio, LLC (the “Dev JV Borrower”), an indirect subsidiary of Fundrise SFR Dev JV 1, LLC, were added as co-borrowers to the JPM Credit Facility through subsequent joinder agreements. Each co-borrower may pledge qualifying collateral to the line and request an advance to be funded according to the terms of the agreement, not to exceed the maximum aggregate commitment amount. In connection with the JPM Credit Facility, the Company entered into an Allocation and Reimbursement Agreement in order to equitably disburse loan proceeds and allocate related costs amongst the co-borrowers. The JV 2 Borrower will serve as the administrative agent for the JPM Credit Facility, and will be responsible for coordinating loan proceeds, interest payments, and co-borrower reimbursements, as needed. As of December 31, 2023, approximately $5.1 million was due from the JV 1 Borrower to the JV 2 Borrower for reimbursable costs related to the origination and administration of the JPM Credit Facility.

For the year ended December 31, 2023, the JV 1 Borrower was allocated interest expense on the outstanding principal of approximately
$1.5 million
. As of December 31, 2023, approximately
$558,000
of allocated interest was payable on the JPM Credit Facility, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

The following is a summary of the credit facilities secured by the Company’s properties as of December 31, 2023 and 2022 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31, 2023(1)	Balance as of December 31, 2022(1)
Fundrise SFR Portfolio, LLC and Subsidiaries	$400,000	12/13/2025	SOFR (0.25% floor) + 2.35 – 3.00%	$357,000	$297,979
Fundrise SFR Portfolio 3, LLC and Subsidiaries	$240,000	06/16/2027	4.10%	$240,000	$132,490
Fundrise SFR Portfolio 4, LLC, its Subsidiaries, and its Co-Borrowers’ Subsidiaries(2)	$770,000	06/02/2025	SOFR + 2.25%	$172,461	-

(1)
Excludes
net deferred financing costs of approximately
$7.8 million and $6.0 million
as of December 31, 2023 and 2022, respectively. These deferred financing costs, net of accumulated amortization, are included in “Other assets, net” on the consolidated balance sheets. Approximately $2.7 million and $0 of deferred financing costs were payable as of December 31, 2023 and 2022, respectively, and are included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

(2)
As of December 31, 2023, the allocation of outstanding loan principal is approximately $98.1 million to the JV 1 Borrower, approximately $54.5 million to the JV 2 Borrower, and approximately $19.9 million to the Dev JV Borrower.

For the periods ending December 31, 2023 and 2022, we incurred loan servicing fees of approximately
$838,000 and
$
726,000
, respectively, which are included within “Interest expense” in the consolidated statements of operations. Loan servicing fees are routine costs incurred for administrative and compliance purposes that are paid to unrelated third parties. These may include, but are not limited to, non-use or minimum utilization charges, diligence agent fees, and custodian services.

The credit facilities contain various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, its co-borrowers, and its Members. As of December 31, 2023, the co-borrowers under the JPM Credit Facility failed to meet certain financial covenants as defined in the loan agreement. Specifically, (i) the net asset value of the JV 2 Borrower was less than the required minimum of 45% of the outstanding credit facility amount and (ii) the debt yield for all financed properties was below the 7.00% limit. In response, the co-borrowers made a mandatory prepayment of approximately $7.8 million in January 2024 to resolve the covenant non-compliance. No other penalties or restrictions were imposed by the lender and this is not considered an event of default. As of December 31, 2023, the Company was in compliance with all other financial covenants per the credit facility agreements.

The following table presents the future principal payments due under the Company’s credit facilities as of December 31, 2023 (dollar amounts in thousands):

Year	Amount
2024	$-
2025	529,461
2026	-
2027	240,000
2028 and thereafter	-
Total	$769,461

6.	Mortgages Payable

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2023 and 2022 (amounts in thousands).

Borrower(s)	Loan Amount	Effective Date	Maturity Date	Interest Rate	Balance as of December 31, 2023(1)	Balance as of December 31, 2022(1)
FR-Carolina, LLC (2)	$11,900	02/10/22	09/06/23	SOFR + 1.85%	$-	$11,900
FR-Cypress, LLC (2)	$24,100	03/16/22	09/06/23	SOFR + 2.25%	$-	$24,100
FR-Sunset, LLC (3)(4)	$50,000	03/23/22	06/30/25	SOFR + 1.75%	$36,200	$50,000
FR-Treeline, LLC (2)	$24,000	04/21/22	09/06/23	SOFR + 3.39%	$-	$24,000
FR Rock Ridge, LLC (3)(5) FR Emerald Lakes, LLC (3)(5) FR Hickory Street, LLC (3)(5)	$60,000	04/29/22	04/29/24	SOFR + 1.35%	$54,625	$54,625

(1)
Excludes
net deferred financing costs of approximately
$236,000 and $1.5 million
as of December 31, 2023 and 2022, respectively. No deferred financing costs were payable as of December 31, 2023 and 2022.

(2)
The loan called for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend for an additional six-month period. The Company repaid the loan principal and outstanding interest on September 6, 2023. In aggregate, we incurred approximately $1.3 million of exit fees in connection with the repayments, which are reflected as “Loss on extinguishment of debt” in the consolidated statements of operations. No such fees were payable as of December 31, 2023.

(3)
The loan was entered into or assumed by a wholly owned subsidiary (each a Borrower) of the Company. Each Borrower is a separate legal entity from its affiliates and therefore the assets and credit of each Borrower are not available to satisfy the debts and other obligations of any affiliates or any other entity. The Operating Member is the guarantor, under certain circumstances outlined in the loan agreements, of each of the loans.

(4)
The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with no options to extend. The interest rate for this loan steps up to SOFR + 2.75% beginning on April 1, 2024.

(5)
The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend for an additional six-month period. The Company intends to obtain alternative financing or exercise available extension options in advance of the forthcoming maturity date.

For the years ended December 31, 2023 and 2022, the Borrowers on the above mortgages payable incurred interest expense of approximately $9.5 million and $5.0 million, respectively, and incurred loan servicing fees of approximately $4,000 and $0, respectively, related to mortgage notes payable. Approximately $565,000 and $835,000 of current interest was payable to the lenders as of December 31, 2023 and 2022, respectively, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

During the years ended December 31, 2023 and 2022, we incurred approximately $0 and $2.5 million, respectively, in financing costs to originate the mortgage notes listed above. Amortized financing costs are reflected on the consolidated balance sheets as a reduction to the related mortgage payable, which totaled approximately $236,000 and $1.5 million as of December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, amortization of financing costs was approximately $820,000 and $1.0 million, respectively, and is included in “Interest expense” in the consolidated statements of operations.

The mortgage notes contain various financial and non-financial covenants. Included in these covenants are general liquidity, net worth, and contingent liability requirements for the Company and its Members. As of June 30, 2023, the FR Rock Ridge, LLC, FR Emerald Lakes, LLC, and FR Hickory Street, LLC borrowers experienced a Cash Flow Sweep Event as defined in the loan agreement for failure to maintain a debt service coverage ratio (“DSCR”) of at least 1.05:1.00. In response, control over funds deposited into the property-level collection accounts has shifted to the lender and disbursement of such funds are now applied in accordance with the cash management agreement per the loan terms. The Cash Flow Sweep Event may be cured by achieving a DSCR greater than or equal to 1.25:1.00 for two consecutive quarters. As of December 31, 2023, we were in compliance with all other loan covenants per the underlying mortgage agreements.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2023 (dollar amounts in thousands):

Year	Amount
2024	$54,625
2025	36,200
2026	-
2027	-
2028 and thereafter	-
Total	$90,825

7.	Notes Payable

During the years ended December 31, 2023 and 2022, the Company entered into approximately $0 and 12.5 million, respectively, of unsecured promissory notes with individual accredited investors through our Sponsor. The promissory notes were issued with a duration of three- or twelve months and bear interest at a rate of 3 – 5%. On August 11, 2022, the Company fully repaid the three-month notes in the amount of approximately $4.9 million, including approximately $37,000 of accrued interest. The twelve-month promissory notes matured on May 11, 2023, and the Company fully repaid the notes in the amount of approximately $8.0 million, including approximately $380,000 of accrued interest. As of December 31, 2023 and 2022, approximately $0 and $7.6 million, respectively, of principal and $0 and $243,000 of accrued interest, respectively, remained payable to investors, which are included within “Notes payable” on the consolidated balance sheets. For the years ended December 31, 2023 and 2022, the Company incurred interest expense of approximately $137,000 and $281,000, respectively.

8.	Derivative Financial Instruments

Effective May 18, 2021, we entered into an interest rate cap agreement for $70,000 with a notional amount of $150 million and a strike rate of 2.0% to manage our exposure to interest rate risk on our variable rate debt associated with the GS Credit Facility (see
Note 5
). The interest rate cap agreement was amended
on October 25, 2021 and further amended on December 7, 2021 in connection with the amendments of the GS Credit Facility, resulting in an increase to the notional amount to $225 million and $300 million, respectively, and corresponding additional premium payments of $40,000 and $57,000, respectively.
Effective January 9, 2023, we terminated the existing interest rate cap agreement with a notional amount of $300 million associated with the GS Credit Facility. Concurrently, the Company entered into a new interest rate cap agreement for $6.2 million with a notional amount of $400 million and a strike rate of 2.0%. The revised agreement matured on November 13, 2023. In connection with the subsequent GS Credit Facility extension, the Company entered into a new 1-year interest rate cap agreement in December 2023 for a premium payment of $10.1 million with a notional amount of $357 million and a strike rate of 2.0%. The interest rate cap is not for trading or other speculative purposes.

On June 8, 2023, the JV 2 Borrower entered into an interest rate cap agreement to manage our exposure to interest rate risk on our variable rate debt associated with the JPM Credit Facility (see
Note 5
). The JV 2 Borrower paid a premium of approximately $2.3 million for the interest rate cap with a notional value that stepped up from $57.0 million to $114.0 million and a strike rate of 3.00%. A second interest rate cap was purchased on August 29, 2023 for a premium of approximately $2.2 million, has a notional value that increased from $41.0 million to $104.0 million, and a strike rate of 3.00%. Neither interest rate cap is intended for trading or other speculative purposes. The first interest rate cap matures on July 1, 2024 and the second matures on September 1, 2024. The initial cost of the interest rate caps and subsequent changes in fair value (as discussed below) have been allocated among the JV 2 Borrower, JV 1 Borrower, and Dev JV Borrower in accordance with the aforementioned Allocation and Reimbursement Agreement (see
Note 5
).

The Company has not designated any of the interest rate caps as cash flow hedges; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair values of the interest rate caps are recognized immediately through earnings. For the years ended December 31, 2023 and 2022, we recognized aggregate changes in the fair value of the interest rate cap of approximately $(10.2) million and $3.2 million, respectively, recorded as “Increase (decrease) in fair value of derivative financial instrument” in our consolidated statements of operations. For the years ended December 31, 2023 and 2022, we recognized aggregate income of approximately $11.1 million and $1.5 million, respectively, related to the interest rate caps, which are recorded as a reduction to
“Interest expense” in our consolidated statements of operations.
As of December 31, 2023 and 2022, approximately
$449,000 and
$
245,000
, respectively, of interest rate cap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rates, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivatives as of December 31, 2023 and 2022, is shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2023	Fair Value as of December 31, 2022
Interest Rate Cap	$300,000	05/18/2022	01/09/2023	$-	$3,339
Interest Rate Cap	$400,000	01/09/2023	11/13/2023	$-	$-
Interest Rate Cap	$114,000	06/08/2023	07/01/2024	$1,417 (1)	$-
Interest Rate Cap	$104,000	08/29/2023	09/01/2024	$1,560 (1)	$-
Interest Rate Cap	$357,000	12/18/2023	12/13/2024	$9,563	$-

(1)
As of December 31, 2023, the allocation of derivative fair value is approximately $1.7 million to the JV 1 Borrower, approximately $940,000 to the JV 2 Borrower, and approximately $344,000 to the Dev JV Borrower.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by market participants.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company’s significant financial instruments consist of cash, restricted cash, derivative financial instruments, and the outstanding principal on the credit facilities and mortgages payable.

The carrying amount of the Company’s cash and restricted cash as of December 31, 2023 and 2022, approximates fair value due to its short-term nature.

The only asset or liability as of December 31, 2023 and 2022, that is recorded at fair value on a recurring basis is the derivative financial instruments. As of December 31, 2023 and 2022, management estimated the fair value of our derivative financial instruments to be approximately $11.3 million and $3.3 million, respectively. We classify this fair value measurement as Level 2 as we use significant other observable inputs such as interest rate, term to maturity, and volatility.

As of December 31, 2023 and 2022, the outstanding principal carrying value for our credit facilities was approximately $695.1 million and $430.5 million, respectively, and the aggregate fair value approximated the carrying value. Similarly, as of December 31, 2023 and 2022, the outstanding principal carrying value for our mortgages payable was approximately $90.8 million and $164.6 million, respectively, and the aggregate fair value approximated the carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Members’ Equity

Capital contributions are required from the Members on a pro rata basis as defined in the Operating Agreement. For the years ended December 31, 2023 and 2022, capital contributions totaled approximately $44.0 million and $577.0 million respectively.

Distributions shall be made to the Members in proportion to their respective ownership percentages. For the years ended December 31, 2023 and 2022, the Company’s total distributions declared to Members was approximately $169.2 million and $49.8 million respectively. No distributions were payable as of December 31, 2023 and 2022.

The Company’s net income or loss is allocated to the Operating Member and Investor Member pro rata in proportion to their respective ownership percentages.

11.	Property Management Agreements

In connection with our investments in rental real estate properties, the Company has entered into various property management agreements with third-party service providers to lease and manage the underlying assets.

Property management fees for these agreements are calculated as a percentage of gross rental receipts and certain fees collected from tenants, subject to a minimum management fee as defined in the property management agreements. For the years ended December 31, 2023 and 2022, the Company incurred property management fees of approximately $5.8 million and $3.7 million, respectively, which are included in “Property operations and maintenance” expense on the accompanying consolidated statements of operations. Approximately $173,000 and $707,000 of property management fees were payable as of December 31, 2023 and 2022, respectively, and are included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

12.	Related Party Transactions

Operating Expenses

Under the terms of the Operating Agreement, the Company shall pay or reimburse the Operating Member and its affiliates for expenses incurred on our behalf that are directly related to the operation, maintenance, and administration of the Company. For the years ended December 31, 2023 and 2022, the Operating Member and its affiliates incurred approximately $0 and $39,000, respectively, of reimbursable operating costs on our behalf. No such costs were payable as of December 31, 2023 and 2022.

Affiliate Service Agreement

Effective January 1, 2022, the Company entered into a real estate services agreement (the “Service Agreement”) with Fundrise Real Estate, LLC, a subsidiary of the Sponsor. The Service Agreement outlines various services Fundrise Real Estate, LLC agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, origination and acquisition services, loan servicing, and development and entitlement services. Compensation for such services will be paid to Fundrise Real Estate, LLC as described in the Service Agreement.

We typically pay a one-time acquisition fee equal to approximately 1.0% of the purchase price of each real estate investment acquired. Acquisition fees are capitalized in accordance with our accounting policies (see
Note 2
). For the years ended December 31, 2023 and 2022, total acquisition fees earned by Fundrise Real Estate, LLC were approximately $13.4 million and $12.5 million, respectively. Approximately $0 and $65,000 in acquisition fees were payable as of December 31, 2023 and 2022, respectively.

Similarly, we typically pay a one-time disposition fee equal to approximately 1.0% of the sale price of each real estate investment sold. For the years ended December 31, 2023 and 2022, total disposition fees earned by Fundrise Real Estate, LLC were approximately $64,000 and $0, respectively, and are included within “Gain on sale of real estate, net” on the consolidated statements of operations. No disposition fees were payable as of December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the Company incurred origination fees related to the closing of the credit facilities and mortgages payable of approximately $555,000 and $2.6 million, respectively, which are recorded as deferred financing costs and are amortized over the term of the respective loans. For the years ended December 31, 2023 and 2022, amortization expense of approximately $1.2 million and $495,000, respectively, was recorded related to these fees and is included in “Interest expense” on the consolidated statements of operations. As of December 31, 2023 and 2022, approximately $0 and $500,000 of loan origination fees were payable to Fundrise Real Estate, LLC.

For the years ended December 31, 2023 and 2022, the Company incurred real estate asset management fees of approximately $6.8 million and $5.1 million, respectively, and debt servicing fees of approximately $1.1 million and $698,000, respectively, which are both included in “Asset management and other fees” on the accompanying consolidated statements of operations. As of December 31, 2023 and 2022, approximately $651,000 and $610,000, respectively, in such fees were payable to Fundrise Real Estate, LLC.

13.	Commitments and Contingencies

Litigation

In the ordinary course of business, we may become subject to litigation or claims. As of December 31, 2023 and 2022, there were no material pending legal proceedings to which the Company is a party.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through February 23, 2024 for potential recognition or disclosure.

Credit Facilities

                On January 22, 2024, the Company and its co-borrowers
made a prepayment of approximately $7.8 million on the JPM Credit Facility
, bringing the total outstanding principal balance to approximately $164.6 million as of February 23, 2024. The allocation of outstanding loan principal is approximately $93.6 million to the JV 1 Borrower, approximately $52.0 million to the JV 2 Borrower, and approximately $19.0 million to the Dev JV Borrower as of February 23, 2024.

Contributions

                As of February 23, 2024, the Company has received an additional $34.0 million in capital contributed by its Members.

Supplemental Schedules
Consolidating Balance Sheets
(Amounts in thousands)

	Fundrise SFR JV 1, LLC	Fundrise SFR TRS 1, LLC	Fundrise SFR Portfolio, LLC	Fundrise SFR Portfolio 2, LLC	Fundrise SFR Portfolio 3, LLC	Fundrise SFR Portfolio 4, LLC	Eliminations	Fundrise SFR JV 1, LLC Consolidated

	As of December 31, 2023	As of December 31, 2023	As of December 31, 2023	As of December 31, 2023	As of December 31, 2023	As of December 31, 2023	As of December 31, 2023	As of December 31, 2023
ASSETS
Cash	$2,526	$1,085	$2,809	$1,082	$3,959	$2,293	$-	$13,754
Restricted cash	-	7	16,596	864	13,643	2,248	-	33,358
Other assets, net	1,593	57	7,143	54,918	242,937	99,541	(392,732)	13,457
Deposits	7,766	-	-	-	-	-	-	7,766
Derivative financial instruments	-	-	9,563	-	-	1,693	-	11,256
Investments in real estate held for sale	-	-	225	-	-	-		225
Investments in rental real estate properties, net	1,014,799	4,285	536,070	210,217	331,369	208,507	(1,013,581)	1,291,666
Total Assets	$1,026,684	$5,434	$572,406	$267,081	$591,908	$314,282	$(1,406,313)	$1,371,482

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$194	$110	$17,361	$1,192	$5,036	$1,672	$-	$25,565
Due to related parties	393,581	16	3	(53)	5	5,172	(392,732)	5,992
Rental security deposits and other liabilities		-	3,745	426	749	532	-	5,452
Mortgages payable, net	(75)	-	-	90,664	-	-	-	90,589
Credit facilities	-	-	357,000	-	240,000	98,091	-	695,091
Total Liabilities	393,700	126	378,109	92,229	245,790	105,467	(392,875)	822,689

Total Members' Equity	632,984	5,308	194,297	174,852	346,118	208,815	(1,013,581)	548,793
Total Liabilities and Members' Equity	$1,026,684	$5,434	$572,406	$267,081	$591,908	$314,282	$(1,406,313)	$1,371,482

Supplemental Schedules (continued)
Consolidating Statements of Operations
(Amounts in thousands)

	Fundrise SFR JV 1, LLC	Fundrise SFR TRS 1, LLC	Fundrise SFR Portfolio, LLC	Fundrise SFR Portfolio 2, LLC	Fundrise SFR Portfolio 3, LLC	Fundrise SFR Portfolio 4, LLC	Eliminations	Fundrise SFR JV 1, LLC Consolidated

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2023
Revenue
Rental revenue	$-	$163	$46,325	$15,055	$20,104	$4,688	$-	$86,335
Other revenue	654	9	6,846	1,617	2,020	583	-	11,729
Total Revenue	654	172	53,171	16,672	22,124	5,271	-	98,064

Expenses
Property operations and maintenance	(144)	75	29,021	8,232	11,595	2,772	-	51,551
Depreciation and amortization	-	85	20,951	10,709	11,065	2,507	-	45,317
Asset management and other fees	7,887	-	-	-	-	-	-	7,887
General and administrative expenses	3,280	24	1,744	38	281	21	-	5,388
Total Expenses	11,023	184	51,716	18,979	22,941	5,300	-	110,143

Other Income (Expense)
Interest expense	(1,362)	-	(19,166)	(9,936)	(9,657)	(2,234)	-	(42,355)
Decrease in fair value of derivative financial instruments	-	-	(10,070)	-	-	(147)	-	(10,217)
Loss on extinguishment of debt	-	-	-	-	-	(1,277)	-	(1,277)
Gain on sale of real estate, net	3	(75)	660	(26)	-	-	-	562
Income tax benefit	-	57	(43)	-	-	-	-	14
Total Other Income (Expense)	(1,359)	(18)	(28,619)	(9,962)	(9,657)	(3,658)	-	(53,273)

Net Loss	$(11,728)	$(30)	$(27,164)	$(12,269)	$(10,474)	$(3,687)	$-	$(65,352)